SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

4 April, 2011

BP AGREES SALE OF ARCO ALUMINUM

BP today announced that it has agreed the sale of its wholly-owned subsidiary, ARCO Aluminum Inc., to a special purpose vehicle incorporated by a consortium of Japanese companies. ARCO Aluminum is a supplier of rolled aluminium sheet, used primarily in the production of beverage cans.

Under the terms of the agreement the consortium - comprised of Sumitomo Light Metal Industries, Ltd. (40 per cent), Furukawa Sky Aluminum Corp. (35 per cent), Sumitomo Corporation (20 per cent), Itochu Corporation (2 per cent), and Itochu Metals Corporation (3 per cent) - will pay BP $680 million in cash, subject to closing adjustments. Subject to obtaining required regulatory approvals, the parties expect to complete the transaction in the third quarter of 2011.

"Although a strong business, ARCO Aluminum is clearly a non-strategic asset for BP. Today's agreement will deliver an attractive price for the business, unlocking its value for our shareholders," said Bob Dudley, BP group chief executive.

BP remains on track to meet its target of achieving up to $30 billion of divestments by the end of 2011. Including ARCO Aluminum, BP has now entered into agreements for divestments with a total value of over $24 billion.

Based in Louisville, Kentucky, USA, ARCO Aluminum produces and markets a range of aluminium sheet for the major US domestic beverage can makers. The company owns an approximate 45 per cent interest in the aggregate assets of a joint venture aluminium rolling mill in Logan County, Kentucky - the largest and lowest cost producer of aluminium can sheet in North America. ARCO Aluminum sold over 650 million pounds of can sheet products in 2010.

RBS Securities acted as financial advisor to BP.

Notes to editors:

•     ARCO Aluminum has an approximate 45 per cent ownership interest in the aggregate assets of the mill and a 60 per cent interest in the rolling mill's management company, Logan Aluminum Inc. The co-owner in Logan
       Aluminum Inc. and the rolling mill is Novelis Corporation

• The Logan joint venture operates as a production co-operative, with each partner supplying its own primary metal inputs and owning and marketing its share of output at cost.
• BP acquired ARCO Aluminum as part of its purchase of ARCO in 2000.

Further information:
BP press office London: +44 (0)20 7496 4076
BP Press office, Houston: +1 281 366 4463

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 April 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary